Registration No. 202403863

GOVERNMENT OF BERMUDA

Registrar of Companies

The Companies Act 1981

CERTIFICATE OF CONTINUANCE

I hereby in accordance with the provisions of section 14 and section 132C(4)(d) of the Companies Act 1981, issue this Certificate of Continuance and do certify that on the 30th day of September 2024

Gold Reserve Ltd.

was registered under the provisions of the said section and that the status of the said Company is that of an Exempted Company.

Kenneth Joaquin
Registrar of Companies
30th day of September 2024

REGISTRAR OF COMPANIES
BERMUDA